UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________________.

TABLE OF CONTENTS

Exhibits

99.1	Labopharm’s Once-Daily Tramadol Approved for Sale in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: June 18, 2007	By:	/s/ Lynda Covello
Name: Ms. Lynda Covello Title: General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM’S ONCE-DAILY TRAMADOL APPROVED FOR

SALE IN CANADA

— Company in Discussions to Complete Canadian Licensing and Distribution

Agreement for Once-Daily Tramadol Product —

LAVAL, Québec (June 18, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has received a Notice of Compliance (NOC) from the Therapeutic Products Directorate (TPD) of Health Canada for 100 mg, 200 mg and 300 mg tablets of its once-daily formulation of tramadol for the management of pain of moderate severity in adults who require treatment for several days or more. The NOC allows the marketing and sale of Labopharm’s once-daily tramadol product in Canada.

“With more than 26 million prescriptions written for pain products in 2006, the Canadian market represents an important component of our global commercialization plan for our once-daily tramadol product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We believe that our once-daily tramadol product offers physicians and patients an efficacious and safe option for treatment of pain of moderate severity, with the added benefit of once-a-day dosing.”

Labopharm’s New Drug Submission (NDS) to Health Canada for its once-daily formulation of tramadol included data from the Company’s global clinical development program, including six Phase III clinical studies in which 14 Canadian centers participated, and 12 pharmacokinetic studies. Combined, more than 2400 patients have been administered the product in clinical studies.

Labopharm is in active discussions to complete a licensing and distribution agreement for its once-daily tramadol product in Canada, under which the Company will retain the right to co-promote the product to certain specialties through its own sales force. Labopharm expects the product to be launched in Canada later this year.

About Labopharm’s Once-Daily Tramadol Product

Labopharm’s once-daily tramadol product is based on the Company’s proprietary technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm’s once-daily tramadol product has been approved in 27 countries and a broad European launch is underway.

About Tramadol

Tramadol is a centrally acting analgesic for the treatment of moderate to severe pain. Tramadol has a 30-year history of efficacy and safety and is currently marketed in more than 70 countries worldwide, primarily in formulations that require multiple doses per day. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain and dental pain. Tramadol avoids the potentially serious side effects such as gastrointestinal bleeding that may be caused by NSAIDs and the potential cardiovascular events recently attributed to COX-2 inhibitors. Compared to stronger opioids, tramadol has, in clinical studies, demonstrated a lower incidence of major side effects, such as respiratory depression.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the ability to reach agreement with a Canadian distributor for once-daily tramadol, the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com